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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   X     Form 40-F
                    -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes         No   X
              -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: January 29, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance

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                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

            DECISIONS OF THE BOARD OF DIRECTORS OF BANCOLOMBIA S.A.

MEDELLIN, COLOMBIA,  JANUARY 29, 2007

CALL TO THE GENERAL SHAREHOLDERS MEETING OF BANCOLOMBIA S.A.

The Board of Directors of BANCOLOMBIA S.A. ("Bancolombia"), in a meeting held on January 29, 2007, resolved to call a General Shareholders Meeting to take place on March 1st, 2007, at 10:00 am at the Metropolitan Theater (Teatro Metropolitano) located at Calle 41 No. 57-30, in the city of Medellin.

PROFITS DISTRIBUTION PROPOSAL

The Board of Directors also decided to propose to the shareholders at General Shareholders Meeting to approve the distribution of dividends on the 2006 profits, for an amount equivalent to Ps. 133 per share and per quarter, which will be payable as from the first business day of each calendar quarter (April 2, July 3, and October 1, 2007, and January 2, 2008). The aggregate amount of annual dividends to be distributed is Ps. 532, which represents an increase of 4.72% in respect of the dividends paid in 2006. In addition, in order to contribute to Bancolombia's growth during 2007, the Board of Directors also proposed to allocate additional Ps. 564.897 million to increase the legal reserve.

ISSUANCE OF PREFERRED SHARES

The Board of Directors approved to submit to the Shareholders' consideration, the proposal of issuing up to 60 million of dividend-preferred non-voting shares with a par value of Ps 500 per share. The Board also proposed that the Shareholders' Meeting allow the Board to determine particulars of the issuance, the appropriate of the issuance of the shares, as well as the amounts to be placed in Colombia and abroad.

BY-LAWS AMENDMENT

The Board of Directors approved a project of partial amendment to Bancolombia's by-laws to be submitted to the Shareholders' Meeting. The aim of such amendment is to simplify the operations of the Board of Directors. The amendment will eliminate the alternate directors, as it is permitted to securities issuers by Law 964 of 2005, and will increase the number of directors up to nine, thus preserving the percentage of independent directors required by the law.

Additionally, the Board of Directors, according to the recommendation of the Superintendency of Finance, also proposed that the Board approves the creation and internal rules of the Ethics Committee.

CONTACTS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866